

Annual Report for Dome Audio, Inc. ("Dome Audio")

Dome Audio, Inc. ("Dome Audio, Inc.," the "Company," "we," or "us"), is a Delaware C-Corp.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document. No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

ABOUT THIS FORM C-AR:
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

support@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://www.domeaudioinc.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

Name and Address:

Dome Audio, Inc.

47 US Highway 46

Hackettstown, NJ 07840

Eligibility

The following are true for Dome Audio, Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Benjamin White, Founder, CEO, CTO – 2017-Present
Ben is the founder of Dome Audio Inc., and Dome is the only company he has worked for in the past 3 years. He has over 20 years' experience in the music industry as a producer, writer, musician, engineer, and serial entrepreneur. Ben holds a bachelor's degree in Metaphysical Science and is responsible for providing the company's leadership and intellectual property. His professional career in Neuro/Biofeedback technology and its applications in peak performance training began in the late 90s. In 2002, he received board accreditation from The National Registry of Neurofeedback Providers as a Certified Neurofeedback Associate. By 2004, the Institute of Neuro Learning designated Mr. White as Master Sensory Integration Specialist, and in that same year, he placed as a finalist in the Charles B. Benenson Entrepreneur of the Year Award, presented by Project Enterprise.
3-Year Work History: Dome Audio – 2017-Present

Timothy Wright, Co-Founder, CSO – 2018-Present
Tim Wright epitomizes the phrase, "More Than An Athlete". During his career at Rutgers University as a student-athlete, he maintained high honors with a niche focus in sociology. After graduating, he went on to the NFL, earning record-breaking success to become statistically one of the league's top tight ends. The following year, he was an instrumental piece that helped the New England Patriots win a Super Bowl, catching 6 touchdowns from legendary Tom Brady during that season. Understanding the platform, he achieved becoming a Champion and the knowledge he acquired about the business of professional sports, he felt this was an opportunity to develop business ventures for his life after the game. Wright is a visionary and strategic thinker who is in touch with the world's social shifts and trends and how they relate to a product/company such as Dome Audio. His background and experience give him the instinctive ability to suggest strategies that will maximize its impact on Dome's consumer base.
3-year work history: Dome Audio Inc., Chief Strategy Officer, March 2018 to Present.

NFL (National Football League), Super Bowl Winning Tight End, 2012 to 2018

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Benjamin White

Securities

44,125,000

Security Class

Common Stock

Voting Power

88.25%

Business and Anticipated Business Plan

Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Company Overview

Dome Audio Inc. was founded in 2017 under the original name of "Dome Beats, LLC". The company's goal is to offer premium audio headphones to consumers worldwide. Dome Audio is the producer of a Surround Sound Bone Conduction Headphone, which provides both open and closed ear listening. Open ear listening allows audio content (music, navigation, news, or podcast) to be heard in full fidelity while simultaneously hearing important ambient sounds in the environment. Closed ear listening is achieved by attaching Dome's noise cancellation covers. Dome Audio holds three patents for its headphone design. Dome Audio plans to sell its products through its website, strategic boutique partnerships and eventually its own boutique stores, positioned strategically around the world. In parallel to establishing a presence in the market, Dome plans to collaborate with other brands, celebrities, ambassadors, and social media influencers to scale its business. Dome Audio currently has 2 employees.



DOME AUDIO INC.

2022

YEAR-END
REPORT

Presented To : Founding Investors

www.domeonesound.com





Happy New Year!

A Note from your Founders...

Greetings Dome Nation... As we've evolved through the natural trials and tribulations of a start-up tech company, not to mention weathering a global pandemic and the subsequent economic collapse, we are immensely inspired more than ever about the milestones achieved in 2022. For starters, we've been granted our fourth US Patent, have become the "Audio Tech Ambassadors" to the Deaf and Hard of Hearing (DHOH) community, and have more than doubled Dome Audio's overall IP valuation!

*Since the beginning of 2022, we've continued to invest in R&D, specifically product development and market research, focusing on three critical areas within the DHOH community: **Culture, Communication, and Trust**. With meticulous attention to understanding how to relate, communicate, and connect to DHOH community, the stage has been set for Dome Audio to produce exponential growth (sales) and impact (brand equity) as we move towards acquisition.*

As you review our 2022 year-end report, please know how much we appreciate your investment and continued support of Dome Audio.

EVENTS:

Early on, it became clear that one of Dome's greatest assets was the **DOME HEADPHONE EXPERIENCE** itself. As an emerging premium brand, we were invited to co-host a **Dome x Hagerty VIP Event** on August 6, 2022, in Delray, FL.

Hagerty is an American automotive lifestyle and membership company and the **world's largest** provider of specialty insurance for the most exotic and classic cars. This event is an example of what we mean by "the movement", i.e., our National and International Pop-Up Tour listening events. Check out the highlights of VIP guests as they experience Dome's D4 Headphones (3.0 prototypes).

Watch Highlight:
https://domeaudio.vids.io/videos/449edbb01f1ae6c8cd/dome-x-hagerty

Dome Audio Pitch Highlights:
https://domeaudio.vids.io/videos/d39fddb01c16efc25a/dome-audio-exclusive-pitch

SOCIAL MEDIA EXPOSURE:

Dome Audio is emerging as a leader in transforming the headphone experience! To illustrate Dome's impact, here is a DHOH family, the **Garcia** family, who attended our "Pop In" event at the **Texas School for the Deaf Homecoming**. There were dozens upon dozens of people who experienced Dome headphones (Prototype 3.0). The Garcia family posted their reaction on social media and went Viral on **Facebook** with nearly **700K views worldwide**, and **1.2K comments**, of people expressing their desire and sentiment for the "Gift" that Dome has brought to the world, particularly to the Deaf & Hard of Hearing community.

Watch Highlight:
https://fb.watch/i4zfCMfUKa/

Domex1Sound Instagram Page:
https://www.instagram.com/domex1sound/?hl=en



ENGINEERING:

While **Supply Chain** delays continue to loom, we've been met with the great fortune to hire a small group of elite, world-class product design engineers.

This group of engineers have the distinct accolades of being on the team of product developers for **Apple and Sonos**. Our lead engineer, Cody Dowling, founder of Upstream Audio, has an impressive track record as well, and collectively, they have built a first-of-its-kind audio product called, **Syng Cell Alpha**.

The product design for manufacturing process is projected to be about 24 weeks, however, we will soon unveil our next prototype 5.0 to our investors and "first mover" consumers at our Pop-Up events to hear your feedback and critiques, as we move towards completing our manufacturing of commercial product this fall.

CAPITAL RAISE:

In summary, we have funded $1.2M of our $2M seed round with a post money valuation of $29M, including a company record crowdfunding raise, currently still open (PicMii Crowdfunding). This seed round is in addition to our earlier $500K friends and family round at a $16M post money valuation, which also included a near six digit crowdfunding campaign. Currently, $800K remains available with common share's at $.64 per share.

Our team of securities attorneys and advisors are discussing the likelihood of a Series A round, which would be a great milestone for our current and future Founding Investors.

Continued access to growth capital and resources are essential to support Dome's go-to-market plan and pathway to profitability. We welcome additional investment in the current seed round and appreciate all support with warm introductions to your network, as together we close the $2M round providing us with the runway to drive sales and shipments of the "D4" in 2023 and prepare for launch of "DS" in early 2024. We would like to express our sincere gratitude for the continued support received from all our investors.



SALES:

Dome is a direct to consumer "scarcity" business model, via campaign by campaign. We've begun producing pre-order sales via beta testing our marketing strategies, tactics and methods. To date, we have pre-sold 250 units. We are extending our offer to you as an investor and your family and friends through an exclusive pre-order link to order the D4 headphones **"The Future of Sound"**. Further, we have now integrated payment financing options which provide enhanced accessibility for our customers; available for your convenience at checkout with selecting Klarna.

Preorder Here:
www.domeonesound.com

DISTRIBUTION OPPORTUNITIES:

As Dome partners with key advisors and social media influencers in the DHOH community, to understand the critical dynamics of consumer behavior, psychographics, outlet channels, and the means by which the community acquires audio products, we have discovered multiple channels to reach our consumer. Additionally, we are establishing relationships via LOI's with deaf institutions, organizations, and platforms which will contribute to our 2023 growth strategy.

MEDIA:

To date, we have intentionally not activated mainstream marketing and media, as it is one of the final pieces to the puzzle. Now that we have a timeline by which final product will be manufactured, we will now introduce Dome Audio to the world. We have engaged a publicist and our media tour for 2023 has begun.

Here's an example of Dome in the media:
https://www.thezone.fm/2022/04/27/buds-weekly-geek-out-20220427-dome-d4-bone-conduction-headphones/



From the inception, Dome's philosophy has been Quality versus Quantity, and Impact versus Volume. The **Four-Dimensions (4D)** of the **Dome Headphone Experience**, i.e., Dome's USP (Unique Selling Proposition): **Auditory** (sound), **Tactile** (feel), **Visual** (fashion), and **Emotional** (brand loyalty), are Dome's innovation and distinction.

Dome has remained steadfast to its mission and in spite of challenges, we've protected the interest and investment of our Founding Investors, as we have respectfully declined multiple eight figure offers that would have offered short term financial relief, but have long-term detrimental effects to the future of the company. We believe in the compound effect, and the results being exponential and worth every moment invested in Dome Audio!

We want to thank you for your patience, belief and trust in the long-term and methodical execution of Dome Audio.

Please, do not hesitate to reach out via email at ben.white@domeaudioinc.com or mobile (646-626-0148) if you have any questions, feedback, or comments. God Bless!

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, healthcare, tourism, sports, entertainment and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€" it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of Issuer's Securities

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Reserved Warrants	Voting Rights
Common Stock	52,762,500	50,000,000	N/A	N/A	Yes

How does the issuer value it's company? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The Company has set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options and warrants are exercised.

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Private Investors	$407,907	7%	December 25th, 2025

What other exempt offerings has the Company conducted within the past three years?

Dome Audio Inc conducted a Regulation Crowdfunding offering relying on Section 4(a)(6) of the Securities Act. This offering was conducted through Netcapital Funding Portal Inc. and completed on November 19, 2020. Dome Audio raised a total of $85,348 from the offering through the sale of common stock.

The proceeds were spent on Research & Development, manufacturing and marketing.

Dome Audio Inc. is also currently conducting a Regulation Crowdfunding campaign on PicMii Crowdfunding.

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

No.

Financial Condition of the Issuer

Does the issuer have an operating history?

Yes, the issuer has operating history. Since inception, the company has been in R&D mode and the company has made no actual sales. The company does, however, have 250 presales on their headphones. The company is just now beginning to work on production of their headphones.

Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Revenue

For the 2022 Annual Period, our revenue was $0, compared to $0, for the 2021 Annual Period. The company has 250 presales, however, which is promising for once the production begins.

Cost of Revenue

Production has not begun yet, so there is no cost of revenue at this time.

Gross Margins

As production has not begin, no gross margin yet exists.

Expenses

Our operating expenses consist of general and administrative expenses, sale and marketing expenses, and research and development expenses. For the 2022 Annual Period, our operating expenses were $443,966, including, $138,803 for general and administrative expenses, $2,483 for sales and marketing expenses, and $121,886 for research and development expenses.

For the 2021 Annual Period, our operating expenses were $231,476 including, $88,020 for general and administrative expenses, $1,929 for sales and marketing expenses, and $90,967 for research and development expenses. The increase in operating expenses resulted from ramping up to begin production of the product.

Historical results and cash flows:

The Company is currently in the initial production stage, but has cash flow from financing activities. In 2022, the company had $81,682 in positive cash flow as compared to $138,190 in cash flow in 2021. This decrease in cash flow is a result of higher operating expenses resulting from ramping up of production of the product.

On December 31, 2022, how much available cash did the Company have?
$81,682

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Dome Audio is currently raising through an additional Regulation Crowdfunding campaign on PicMii Crowdfunding.

Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
i. At the time of the filing this offering statement bars the person from:
   1. **Association with an entity regulated by such commission, authority, agency or officer?**
   2. **Engaging in business of securities, insurance, or banking?**
   3. **Engaging in savings association or credit union activities?**

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?
6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Dome Audio, Inc. answers 'NO' to all of the above questions.

All officers and directors that were required to sign the Form C are also required to sign the Form C-AR (even if those individuals are the same person s/he still has to sign in those capacities).

Pursuant to the requirements Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. By entering your name and pressing submit below, you are certifying under penalty of perjury under the laws of the United States of America, 28 U.S.C. § 1746, that the foregoing information provided by you on behalf of the company is true and complete in all material respects, to the best of your knowledge, information, and belief and that you are legally authorized to make the foregoing certification on behalf of the company. The name(s) entered below will be used as your signature(s) for the Annual Report. Furthermore, you represent that the information provided above complies with the ongoing reporting requirements of Regulation Crowdfunding and acknowledge that the company is liable for any errors, omissions, or misstatements and that the information you are submitting is not being reviewed or approved by PicMii Crowdfunding.

Company Legal Name
Dome Audio, Inc.

Issuer Signature
Ben White
Issuer Title
CEO

Signature Persons
All officers and directors that were required to sign the Form C are also required to sign the Form C-AR (even if those individuals are the same person s/he still has to sign in those capacities).

Exhibit A
Financial Statements



Badu Tax Services, LLC
4258 N Greenview Ave, Ste 1E
Chicago, IL 60613

Dome Audio Inc

Financial Statements

and Accountant's Compilation Report

April 10, 2023

Badu Tax Services, LLC

Dome Audio Inc

Table of Contents



Badu Tax Services, LLC

Accountant's Compilation Report

Board of Directors

Dome Audio Inc

Management is responsible for the accompanying financial statements of Dome Audio Inc (the "Company"), which comprised of the Statements of Comprehensive Income, Balance Sheet, Statement Of Change In Shareholder's Deficit, Statements of Cash Flow, and Notes to Financial Statements for the periods ended December 31, 2021, and December 31, 2022. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Chicago, IL
April 10, 2023

Jeff Badu, CPA

Jeff Badu



Dome Audio Inc.

Particulars	Notes	For the year ended December 31, 2022	For the year ended December 31, 2021
Statements of Comprehensive Income			
Revenue			
Sales		$ -	$ -
Sales returns and allowances		$ -	$ -
Cost of Goods Sold		$ -	$ -
Gross Profit		**$ -**	**$ -**
Expenses			
General and administrative expenses	1	$ 138,803	$ 88,020
R&D		$ 121,886	$ 90,967
Sales and marketing		$ 2,483	$ 1,929
Travel	2	$ 22,039	$ 4,965
Interest expenses		$ -	$ -
Other expenses		$ 158,755	$ 45,595
Total Expenses		**$ 443,966**	**$ 231,476**
Net profit/ (loss) before tax		$ (443,966)	$ (231,476)
Provision from income tax		$ -	$ -
Net profit/(loss)		**$ (443,966)**	**$ (231,476)**

Dome Audio Inc.

Particulars	Notes	31-Dec-22	31-Dec-21
Balance Sheet			
Assets			
Current Assets			
Cash		$ 81,682	$ 138,190
Account Receivable		$ 47,300	$ -
Prepaid Expenses		$ -	$ -
Inventory		$ 36	$ 36
Total Current Assets		**$ 129,018**	**$ 138,226**
Fixed Assets			
Fixed Assets	3	$ 24,992	$ 24,162
Less: Accumulated Depreciation		$ (7,266)	$ (2,834)
Total Fixed Assets		**$ 17,726**	**$ 21,328**
Other assets		$ -	$ -
Total Assets		**$ 146,744**	**$ 159,554**
Liabilities and Capital			
Liabilities			
Current Liabilities			
Accounts Payable		$ -	$ -
Accrued Interest Payable		$ 15,728	$ 15,728
Fees Payable		$ 4,182	$ 4,182
Taxes Payable		$ -	$ -
Payroll Payable		$ -	$ -
Total Current Liabilities		**$ 19,910**	**$ 19,910**
Long Term Liabilities			
Notes Payable		$ 407,907	$ 312,551
Total Long Term Liabilities		**$ 407,907**	**$ 312,551**
Member's Equity/ (Deficit)		**$ (281,073)**	**$ (172,907)**
Total Capital		**$ (281,073)**	**$ (172,907)**
Total Liabilities and Capital		**$ 146,744**	**$ 159,554**

Dome Audio Inc.

Statement Of Change In Shareholder's Deficit for the years ended December 31, 2021 And 2022				
Members' Equity-		**December 31, 2022**		**December 31, 2021**
Common stock, par value $0.0001	$	986,064	$	538,466
Paid-in-capital	$	143,739	$	143,739
Contributions	$	(269,168)	$	(157,369)
Accumulated deficit	$	(1,141,709)	$	(697,743)
Total shareholders' deficit	$	(281,073)	$	(172,907)

Dome Audio Inc.

Statements of Cash Flow				
Particulars	For the year ended December 31, 2022		For the year ended December 31, 2021	
Cash flows from operating activities: Net loss				
Adjustments to reconcile net loss to net cash used in operating activities:	$	(443,966)	$	(231,476)
Depriciation	$	4,432	$	2,834
Increase/decrease in accrued interest payable			$	-
Increase/decrease in accounts receivable	$	(47,300)	$	-
Changes in operating assets and liabilities:			$	-
Inventory			$	-
			$	-
Net cash from/ used in Operating Activities	**$**	**(486,834)**	**$**	**(228,642)**
Cash Flow from Investing Activities				
Purchase of property and equipment	$	(831)	$	(19,983)
Net cash from/ used in Investing Activities	**$**	**(831)**	**$**	**(19,983)**
Cash Flow from Financing Activities				
Notes proceeds, net of repayments	$	95,356	$	2,496
Members' contributions	$	531,679	$	539,327
Capital distributions	$	(195,879)	$	(163,231)
Paid- in-capital	$	-	$	-
Net cash from/ used in Financing Activities	**$**	**431,156**	**$**	**378,593**
Net changes in Cash	$	(56,509)	$	129,969
Cash at Beginning of period	$	138,190	$	8,222
Cash at End of period	**$**	**81,682**	**$**	**138,190**

Notes to Financial Statements

Note No. 1-General and administrative expenses

Particulars	For the year ended December 31, 2022	For the year ended December 31, 2021
Web Hosting	$ 13,160	$ 9,932
Bank Fees	$ 103	$ 548
Depriciation Expense	$ 4,432	$ 2,834
Payroll Tax Expense	$ -	$ -
Rent Expense	$ 29,096	$ 21,768
Supplies Expense	$ 16,129	$ 356
Shipping and Postage	$ 225	$ 523
Utilities Expense	$ 2,044	$ 3,386
Phones	$ 2,357	$ 2,945
Wages Expense	$ 500	$ 350
Professional Fees	$ 63,061	$ 38,193
Meals	$ 6,910	$ 4,784
Fuel	$ 385	$ 986
Legal Fees	$ 400	$ 1,415
Total	**$ 138,803**	**$ 88,020**

Note No. 2-Travel

Particulars	For the year ended December 31, 2022	For the year ended December 31, 2021
Travel	$ 22,039	$ 647
Lodging	$ -	$ 4,318
Total	**$ 22,039**	**$ 4,965**

Note No. 3-Fixed Assets

Particulars	For the year ended December 31, 2022	For the year ended December 31, 2021
Opening value	$ 21,328	$ 4,179
add: Additions	$ 831	$ 19,983
less: Depriciation	$ 4,432	$ 2,834
Total	**$ 17,726**	**$ 21,328**